Filed by Gores Holdings VIII, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Holdings VIII, Inc.

Commission File No.: 001-40105

Footprint Wins at Inaugural Inno Fire Awards for Innovation and Contribution to Arizona Tech Sector

The Inno Fire Awards honor the companies and people setting the local innovation economy ablaze.

Gilbert, Ariz. – July 6, 2022 – Footprint, a global materials science technology company focused on creating a healthy planet, today announced its selection as a 2022 Inno Fire Award winner. Presented by BlueCross BlueShield of Arizona, the inaugural Inno Fire Awards honor some of the fastest growing and most innovative and impactful startup companies in Arizona.

Footprint won in the Inno Picks category, which recognizes companies that stand out as feisty examples of startups that are setting the stage for a fast-track future. Nominees were evaluated by the milestones achieved over the last 12 months, funding rounds, market share data, employee growth and future expansion plans.

In addition to this award, Footprint’s accomplishments in the past 12 months are impressive and vast. Secured in July 2021 amid a historic NBA playoffs run, the now-named Footprint Center is home to the Phoenix Suns, Phoenix Mercury and hundreds of entertainment events annually. Footprint Center aims to become a center of sustainability by using Footprint’s plant-based fiber alternatives to plastic throughout the venue to build toward a carbon-neutral, plastic-free arena. This last year, Footprint also released results of a consumer study analyzing attitudes toward plastic, sustainability and climate change, and launched a customized portfolio of plant-based solutions for supermarkets, with some items already in national distribution at leading U.S. supermarket chains. Footprint continues to work with some of the world’s largest brands to create innovative, materials science solutions to continue down the path of solving the global issue of plastic pollution.

“We’re honored to be among the winners of the inaugural Inno Fire Awards for our accomplishments and momentum over the past year.” said Footprint CEO and co-founder Troy Swope. “The technology sector continues to thrive in Arizona, and we’re happy to be a part of it and will continue to innovate and create solutions for a healthier planet.”

Footprint’s Director of Marketing, Chris Golski, accepted the award on behalf of the company at the awards ceremony held at Papago Golf Club in Phoenix, Arizona on Thursday, June 30.

Other winners included Gregg Scoresby of CampusLogic, Heidi Jannega of WebPT, Moov Technologies and Centauri Health Solutions.

About Footprint

Footprint has a clear vision to create a healthier planet and healthier people. Phase one of our mission is to provide solutions that eliminate single-use and short-term use plastics in our food chain. Footprint’s team of engineers use plant-based fiber technology to design, develop and manufacture biodegradable, compostable, and recyclable products that compete with plastic’s cost, and exceed its performance. Footprint is rapidly expanding into new categories with customized and patented solutions for customers. Footprint’s products have already led to a global redirection of millions of pounds of plastic waste from entering the air, earth, and water working with leading global consumer brands.

Footprint was founded in 2014 by former Intel engineers, Troy Swope and Yoke Chung. The company employs more than 2,700 employees, with operations in the U.S., Mexicali, Europe, and Asia. Footprint was named to the 2020 Fortune “Change the World” list in 2020, is a member of the World Economic Forum’s Global Innovators Community and was named a CNBC Disruptor 50 company in 2021.

In December 2021, Footprint announced its intention to list on NASDAQ as a public company in a business combination agreement with Gores Holdings VIII, Inc. (Nasdaq: GIIX, GIIXW and GIIXU). Full information on this definitive agreement can be found here.

For more information on Footprint’s sustainable solutions visit www.footprintus.com.

About Gores Holdings VIII, Inc.

Gores Holdings VIII, Inc. (Nasdaq: GIIXU) is a special purpose acquisition company sponsored by an affiliate of The Gores Group, LLC, founded by Alec Gores. Gores Holdings VIII, Inc. completed its initial public offering in March 2021, raising approximately $345 million in cash proceeds for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Gores Holdings VIII, Inc.’s strategy is to identify, acquire and, after the initial business combination, to build a company in an industry or sector that complements the experience of its management team and can benefit from their operational expertise.

About The Gores Group LLC

Founded in 1987, The Gores Group is a global investment firm focused on partnering with differentiated businesses that can benefit from the firm’s extensive industry knowledge and decades long experience. To date, affiliates of The Gores Group have announced or closed ten business combinations representing approximately $60 billion in transaction value which include: Hostess (Gores Holdings, Inc.), Verra Mobility (Gores Holdings II, Inc.), PAE (Gores Holdings III, Inc.), Luminar (Gores Metropoulos, Inc.), United Wholesale Mortgage (Gores Holdings IV, Inc.), Ardagh Metal Packaging (Gores Holdings V, Inc.), Matterport (Gores Holdings VI, Inc.), Sonder (Gores Metropoulos II, Inc.), Polestar (pending; Gores Guggenheim) and Footprint (pending; Gores Holdings VIII, Inc.). For more information, please visit www.gores.com.

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Forward-looking Statements

Certain statements in this communication (“Communication”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 and within the meaning of the federal securities laws with respect to the proposed business combination between the Gores Holdings VIII, Inc. (“Gores Holdings VIII”) and Footprint International Holdco, Inc. (“Footprint”), including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the likelihood and ability of the parties to successfully consummate the proposed business combination and the PIPE investment, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, the services offered by Footprint and the markets in which Footprint operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and Gores Holdings VIII’s or Footprint’s projected future results. These forward-looking statements generally are identified by the words “believe,” “predict,” “project,” “potential,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “should,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Gores Holdings VIII securities; (ii) the risk that the proposed business combination may not be completed by Gores Holdings VIII’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Gores Holdings VIII; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination and PIPE investment, including the approval of the proposed business combination by Gores Holdings VIII’s stockholders, the satisfaction of the minimum trust account amount following redemptions by Gores Holdings VIII’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the failure to obtain financing to complete the proposed business combination, including to consummate the PIPE investment, (v) the effect of the announcement or pendency of the proposed business combination on Footprint’s business relationships, performance, and business generally; (vi) risks that the proposed business combination disrupts current plans of Footprint and potential difficulties in Footprint’s employee retention as a result of the proposed business combination; (vii) the outcome of any legal proceedings that may be instituted against Gores Holdings VIII or Footprint related to the agreement and the proposed business combination; (viii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination (ix) the ability to maintain the listing of the Gores Holdings VIII’s securities on the NASDAQ; (x) the price of Gores Holdings VIII’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Footprint plans to operate, variations in performance across competitors, changes in laws and regulations affecting Footprint’s business and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; and (xii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statement” in Gores Holdings VIII final prospectus relating to its initial public offering (File No. 333-252483) declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on February 24, 2021 and other documents filed, or to be filed with the SEC by Gores Holdings VIII, including the Registration Statement. The foregoing list of factors is not exhaustive. There may be additional risks that neither Gores Holdings VIII or Footprint presently know or that Gores Holdings VIII or Footprint currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in Gores Holdings VIII’s definitive proxy statement contained in the Registration Statement (as defined below), including those under “Risk Factors” therein, and other documents filed by Gores Holdings VIII from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gores Holdings VIII and Footprint assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Gores Holdings VIII nor Footprint gives any assurance that either Gores Holdings VIII or Footprint will achieve its expectations.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the business combination, Gores Holdings VIII has filed a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary prospectus and preliminary proxy statement of Gores Holdings VIII. The proxy statement/prospectus is not yet effective. The definitive proxy statement/prospectus, when it is declared effective by the SEC, will be sent to all Gores Holdings VIII stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at a meeting of Gores Holdings VIII’s stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Gores Holdings VIII may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/final prospectus will contain important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and may contain information that an investor will consider important in making a decision regarding an investment in Gores Holdings VIII’s securities. Before making any voting decision, investors and security holders of Gores Holdings VIII and other interested parties are urged to read the Registration Statement and the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

The definitive proxy statement/final prospectus will be mailed to stockholders of Gores Holdings VIII as of a record date to be established for voting on the business combination. Investors and security holders will also be able to obtain free copies of the definitive proxy statement/final prospectus and all other relevant documents filed or that will be filed with the SEC by Gores Holdings VIII through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings VIII, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, Gores Holdings VIII’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Gores Holdings VIII, Footprint and certain of their respective directors, executive officers may be deemed participants in the solicitation of proxies from Gores Holdings VIII’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers of Gores Holdings VIII and a description of their interests in Gores Holdings VIII is set forth in Gores Holdings VIII’s filings with the SEC (including Gores Holdings VIII’s final prospectus relating to its initial public offering (File No. 333-252483) declared effective by the SEC on February 24, 2021). Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement. The documents described in this paragraph are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Gores Holdings VIII, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou. Additional information regarding the names and interests of such participants will be contained in the Registration Statement for the proposed business combination when available.

No Offer and Non-Solicitation

This Communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Gores Holdings VIII, Footprint or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contacts

For inquiries regarding Footprint:

Laura Zilverberg

Allison + Partners for Footprint

footprint@allisonpr.com

+1 (612) 240-4034

For inquiries regarding The Gores Group and affiliates:

Jennifer Kwon Chou

Managing Director

The Gores Group

310-209-3010

jchou@gores.com

John Christiansen/Cassandra Bujarski/Danya Al-Qattan

Sard Verbinnen & Co

GoresGroup-SVC@sardverb.com